					Exhibit 12.1
Realty Income Corporation
Statements re computation of ratios
( dollars in thousands )

	Years ended December 31,

	2007	2006	2005	2004	2003

Net Income	$140,409	$110,781	$99,119	$103,397	$86,435

Fixed Charges:
Interest	61,640	48,893	38,699	31,993	24,460
Interest, discontinued operations	6,201	3,708	1,139	674	561
Amortization of fees	2,691	2,470	2,250	2,139	1,953
Interest Capitalized	993	2,184	1,886	531	697

Fixed Charges	71,525	57,255	43,974	35,337	27,671

Net Income before
Fixed Charges	210,941	165,852	141,207	138,203	113,409

Divided by Fixed Charges	71,525	57,255	43,974	35,337	27,671

Ratio of Earnings to
Fixed Charges	2.9	2.9	3.2	3.9	4.1

Ratio of earnings to combined
fixed charges and preferred
stock dividends	2.2	2.4	2.6	3.1	3.0

Preferred stock dividends	$24,253	$11,362	$9,403	$9,455	$9,713